3.


06014859

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cybird Co., Ltd

*CURRENT ADDRESS

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5739 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/5/06

<Translation>



JASDAQ

http://www.cybird.co.jp/english/ investor/

May 25, 2006

AR/S 3-31-06

Results of Operation (Consolidated), Fiscal Year ended March 31, 2006

CYBIRD Co., Ltd. Listing: JASDAQ
Security Code: 4823 Head office: Tokyo
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President Tel: +81-3-5785-6111
Date of Approval of Earnings Results by Board of Directors : May 25, 2006
Adoption of US GAAP : N/A

1. Results of Operation, Fiscal Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31, 2006	15,089 (20.8)	-247 (-)	35 (-95.0)
FY ended March 31, 2005	12,488 (16.6)	718 (20.8)	721 (20.9)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
FY ended March 31, 2006	-143 (-)	-639.97	-	-1.4	0.2	0.2
FY ended March 31, 2005	1,519 (661.7)	7,435.47	7,368.04	20.8	7.0	5.8

Note: 1. Equity in Losses of Associated Companies FY ended March 31, 2006 35 million yen
FY ended March 31, 2005 -10 million yen
2. Average Number of Shares Issued(Consolidated) FY ended March 31, 2006 224,396 shares
FY ended March 31, 2005 204,398 shares
3. Change in Accounting Method N/A
4. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with the previous fiscal year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
March 31, 2006	18,957	12,424	65.5	53,839.50
March 31, 2005	12,067	8,098	67.1	39,264.81

Note: 1. Number of Shares Issued (Consolidated) March 31, 2006 230,767 shares
March 31, 2005 206,247 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY ended March 31, 2006	-1,628	-4,919	5,064	1,697
FY ended March 31, 2005	597	-1,029	503	3,253

(4) Basis of Consolidation / Equity Method
Number of consolidated subsidiaries : 8
Number of non-consolidated subsidiaries to which equity method is applied : Nil
Number of companies to which equity method is applied : 2

(5) Change in the Scope of Consolidation / Equity Method
Number of consolidated companies Added: 6 Excluded: 1
Number of companies to which equity method is applied Added: 1 Excluded: 1

<Translation>

2. Earnings Forecasts for Fiscal Year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2007	18,100	300	100

Reference: Projected Earnings per Share (Full-year) ¥433.33

The above-mentioned earnings forecasts for FY ending March 31, 2007 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.





http://www.cybird.co.jp/english/investor/

May 25, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6111

Results of Operation (Consolidated)

Annual and Fourth Quarter, Fiscal Year ended March 31, 2006

1.	**Business Overview**	**P- 2**
2.	**Business Policies**	**P- 6**
3.	**Financial Condition and Results of Operation**	**P- 9**
4.	**Capital Financing through Market-Price Issues, Etc. and Capital Allocation Plans**	**P-16**
5.	**Consolidated Financial Statements (Annual)**	**P-17**
6.	**Consolidated Financial Statements (Quarter)**	**P-35**
7.	**Stock Information**	**P-40**
8.	**Others**	**P-43**
9.	**Risk Factors**	**P-45**
10.	**Changes of Business Segments**	**Appendix**
11.	**CYBIRD's IP Content Service List**	**Appendix**

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") and 8 consolidated subsidiaries (GiGAFLOPS Japan Inc., AXISSOFT Corporation, CYB INVESTMENT INC. (Note 1), Airborne Entertainment Inc. (Note 1), PLUS MOBILE COMMUNICATIONS Co., Ltd.(Note 2), and other three companies (Note 3)) and two affiliates (DMOVE Co., Ltd. and JIMOS CO., LTD. (Note 4)). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) E-Commerce, (4) Advertising Business and (5) International Business.

Note 1: On June 23, 2005, CYBIRD formed a wholly owned subsidiary CYB INVESTMENT INC., which then acquired 85.0% of Airborne Entertainment Inc. on June 30, 2005, converting that company into a subsidiary.

Note 2: On August 8, 2005, CYBIRD established a subsidiary PLUS MOBILE COMMUNICATIONS Co., Ltd. and invested 60% of its shares.

Note 3: On March 27, 2006, CYBIRD concluded a sales agreement with WELLCOM Corp. to transfer all of the shares of customer support related subsidiary C&T Mobile Support Co., Ltd. As a result, C&T Mobile Support was removed from the scope of consolidation starting with the current fiscal year. However, the former subsidiary's income, retained earnings, and cash flow statements for the period from April 1, 2005 to March 31, 2006 were consolidated.

Note 4: With the approval of shareholder meetings scheduled for June 2006, CYBIRD and JIMOS plan integrate their businesses and shift to a holding company organization as of October 1, 2006.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses, marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites and customer support services. In compensation for these services, we receive consulting fees, planning/ development/ operating fees and customer support fees. We also operate a technology-related business constructing basic systems for clients utilizing the data base products of consolidated subsidiary AXISSOFT Corporation.

(3) E-Commerce Business

CYBIRD has a mobile-phone-based e-commerce business. The Company plans to push forward with the development of its alliance business with JIMOS Co., Ltd., an affiliate specializing in direct marketing, planning to further expand e-commerce operations into a core business.

(4) Advertising Business

In August 2005, to promote development of the advertising business in accordance with our mid-term corporate strategy, we established a subsidiary, PLUS MOBILE COMMUNICATIONS Co., Ltd., as a joint venture between cyber communications inc. and OPT Inc. The new subsidiary will utilize the large-scale mobile customer data base organized by CYBIRD through its business alliances in various business sectors and the know-how of the joint venture partners cyber communications inc. and OPT Inc. to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

(5) International Business

We are emphasizing North America and Europe in our strategies because of expected rapid growth in their mobile content markets. We plan to expand our business in these regions through capital alliances with leading local content providers. In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary.

1-2 Relations with Subsidiaries and Affiliates

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

GiGAFLOPS Japan Inc., converted into a wholly owned subsidiary in April 2003, provides consulting services primarily to wireless network operators domestically and internationally.

Utilizing the planning, product development, and customer communications abilities of JIMOS, with which we formed a strategic business and capital alliance in March 2005, we are developing an e-commerce business based on our established customer base.

In October 2006, CYBIRD and JIMOS plan to integrate their businesses base on a shift to a holding company organization. Based on a fusion of CYBIRD's strength in mobile communications and JIMOS's strength in human communications, the partners will aim to achieve business synergies and expand and diversity the business domain of the Group.

AXISSOFT Corporation, based on a business and capital alliance formed in March 2005, will give CYBIRD top priority in the supply of business resources including technicians. Based on this alliance, CYBIRD will commission its various system development tasks to AXISSOFT, establishing a stable software development base for the future.

In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary. With this action, CYBIRD has begun full-scale business expansion in the North American region, which is expected to experience rapid growth in the mobile content market.

Established in August 2005 as a joint venture between our subsidiary cyber communications inc. and OPT Inc., PLUS MOBILE COMMUNICATIONS is utilizing the large-scale mobile customer data base organized by CYBIRD and the know-how of the joint venture partners cyber communications and OPT to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

Business Chart (CYBIRD Group and Affiliate Companies)

Mobile Content Business



CYBIRD Co., Ltd.
Subscription Fee Deduction of Collection Fee
Information / Service
Information Providing Fee
Content Information
Information Fee (Revenue Share)
Site Operation
Information
Client Companies
Subscription Fee Deduction of Collection Fee
Information / Service
Wireless Network Operators
Information Fee
Information / Service
General Users

Marketing Solution Business



CYBIRD Co., Ltd.
Payment
Site Development / Operation
Payment
Consulting
Subsidiary
GiGAFLOPS Japan Inc.
Payment
Consulting
Payment
Motion Picture Production
Affiliate
DMOVE Co., Ltd.
Payment
Motion Picture Production
Payment
System Development
Subsidiary
AXISSOFT Corporation
Payment
System Development
Client Companies

Note: KLab Inc., an affiliate accounted for by equity method until the previous fiscal year, is no longer an affiliate for the current fiscal year due to the sale of its shares by CYBIRD. As a result of sales of the shares of C&T Mobile Support Co., Ltd., by CYBIRD, the company will not be a consolidated subsidiary starting with the fiscal year.

E-Commerce / Advertising Business


General Users
Payment
Merchandise
Payment
Merchandise
Affiliate
JIMOS CO., LTD.
Payment
Merchandise
E-Commerce Business
CYBIRD Co., Ltd.
Payment
Ad Spot
Subsidiary : PLUS MOBILE COMMUNICATIONS Co., Ltd.
Payment
Development / Sales of Ad product
cyber communications inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Ad Agency
OPT Inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Client Companies for Advertising
Advertising Business

Note: In October 2006, CYBIRD and JIMOS plan to integrate their businesses by shifting to a holding company organization.

International Business


General Users
Information Fee
Information / Service
Information Providers
Wireless Network Operators
Information Providing Fee
Content Information
Subscription Fee Deduction of Collection Fee
Information / Service
Subsidiary : Airborne Entertainment Inc.
Providing Capital and Know-how
Subsidiary : CYB INVESTMENT INC.
Providing Capital and Resource
CYBIRD Co., Ltd.

1-3 CYBIRD's Consolidated Companies (As of March 31, 2006)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
CYB INVESTMENT INC.	Delaware, USA	June, 2005	Overseas Investment	US$10,000	10,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	October, 2000	Information Technology	US$27 mil.	7,086,418	85.00 (85.00)
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	August, 2005	Advertising Planning	¥50 mil.	2,000	60.00
AXISSOFT Corporation	Toshima-ku, Tokyo	November, 1987	Information Technology	¥639 mil.	4,028	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥79 mil.	1,590	48.74
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	September, 1998	Commerce	¥1,176 mil.	61,520	20.13

Notes:1.The figure in parentheses under CYBIRD's Stake indicates the amount of indirect stake.
2.The figures for JIMOS CO., LTD., under Paid-In Capital and Shares Issued are as of December 31, 2005. Its CYBIRD's Stake is mentioned the proportion of the number of Shares Issued (12,381) of JIMOS as of December 31, 2005 to the number of Shares Issued (61,520) as of December 31, 2005.
3.The figures for Airborne Entertainment Inc., under Paid-In Capital, Shares Issued, and CYBIRD's Stake are as of December 31, 2005.
4. The Company sold the whole shares of C&T Mobile Support Co., Ltd.

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, we try to be a "situation marketing" company that supplies information and services that will enrich their lives. In order to realize that goal, the Company implements its strategy to expand our platform businesses.

The framework of the plan is as follows.

(1) Based on business alliances with companies in a variety of business sectors, CYBIRD will supply business solutions that provide its alliance partners with business advantages while organizing a large-scale customer base

by making it possible for the customers of its business alliance partners to use CYBIRD's services.

(2) For customers in this pool of customers that can use CYBIRD's services, the Company will aim to keep them as long-term customers by constantly providing services that are "convenient and fun."

(3) CYBIRD plans to maximize earning from its long-term customers by providing them with a variety of services, such as the e-commerce and advertising services that are just getting under way, in addition to its traditional mobile content services.

In its international business strategy, CYBIRD is emphasizing the North American and European mobile content markets, which are expected to experience high growth. The Company is targeting business expansion based on capital alliances with leading local content providers.

Furthermore, in October 2006, CYBIRD and its e-commerce business partner JIMOS plan to integrate their businesses based on shifting to a holding company organization. As a result, the two partners have agreed on the fusion of CYBIRD's strengthen in mobile communications with JIMOS's strength in human communications in order to pursue the "creation of a one to only one platform" that cannot be imitated by others as their mid-to-long term business vision. Taking advantage of the business integration, the two partners will aim to achieve business synergies, expand and diversify the business domain of the Group, and achieve business efficiency through collective use of business resources. Through these efforts the partners will be targeting greater earnings capability, seeking to quickly attain "¥100 billion in sales."

2-5 Corporate Governance

(1) Relationships with parent company, etc.

No parent company

(2) Status of Establishment and Operations of Internal Control Organization

The Company's Board of Directors, comprised of 9 directors including 3 outside directors, audits and monitors the important business decisions and activities.

CYBIRD uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of representative operating officers. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility

For major across-the-board items in the Company, the Executive Committee, comprised of all operating officers, deliberates beforehand which important items to be submitted to the Board of Directors. In addition, the Committee discusses, investigates, and reports on important issues in order that each operating officer may operate the business they are responsible for based on a overview of the Company's overall business.

a) Board of Directors

The Board of Directors comprises 9 directors including 3 outside directors and 3 auditors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

b) Audit Committee

The Audit Committee comprises 3 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Executive Committee

The Executive Committee comprises 9 operating officers and a standing auditor. To be able to respond quickly to changes in markets and business environments, the Committee meets once a week. Depending of the topic of discussion the Committee may have managers of specific business areas participate in the meeting. Through such a process, the Committee strives to ensure that the Company's business decisions take into account the facts and on-site conditions.

d) Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i)	Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

e) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our President, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

f) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

g) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The chairman is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

h) Others

a) Protecting the privacy of personal information

In April 2005, the law concerning the protection of the privacy of personal information was enforced regarding private-sector companies. CYBIRD has already decided to handle its personal information data base in accordance with the law and the relevant government agencies. Specifically, we work to ensure the protection of the rights of users of all our content services by disclosing our policy on the use of the personal information we collect and explaining how users can check, adjust or cancel the personal information in the CYBIRD data base. Moreover, to safely manage the personal information we have received, we carry out thorough and structured program led by our Privacy Mark Management Committee that includes education and enlightenment courses for all employees and clearly defined responsibilities for those managing personal information. In addition, the number of people with access to this information is kept to a minimum and technological measures are used to restrict access to the data. The Company also carries out regular internal monitoring inspections concerning the protection of the privacy of personal information under its compliance program of all businesses and departments handling personal information. An Internal Monitoring Officer appointed in accordance with the Internal Monitoring Regulations Concerning the Protection of the Privacy of Personal Information is responsible for these inspections.

b) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this fiscal year, we have achieved a 4,047.61kg reduction of CO_2 (equivalent to saving 113.13 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

(3)Progress made in strengthening the internal control system over the past year

The Internal Auditing Department carried out a total of 12 audits of compliance and business efficiency. In addition, the Department also carried out as needed audits of compliance with subcontracting rules and, jointly with the Information System Department, audits of private information protection in the Company.

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Progress with Mid-Term Corporate Strategy

As previously mentioned in section 2-4 on Mid to Long-term Business Policy, CYBIRD is pursuing the development of a platform business as a basic strategy of its mid-term corporate strategy. Toward the achievement of the goals of that plan, the Company is analyzing, evaluating, and revising its business platforms. Specifically, in addition to expanding earnings by increasing the competitiveness of its traditional Mobile Content and Marketing Solution businesses, the Company is proceeding with whole scale development of new Advertising and E-Commerce businesses. In its International Business, the Company is aiming for further expansion based primarily on establishing business bases through mergers and acquisitions activities.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing several committees, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
March 31, 2006	**91.79 million**

Source : The Telecommunications Carriers Association (TCA)

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
March 31, 2006	**79.75 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 91.79 million at the end of March 2006. Of this amount, the proportion of Internet-enabled handset accounts was 86.9%. The number of third generation (3G) mobile phone subscriptions at the end of March 2006 totaled 49.20 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥260.3 billion in 2004, and could grow to ¥370.6 billion by 2008. In calendar 2004, the mobile commerce market grew 45%, to ¥201.3 billion. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 79%, to ¥96.9 billion.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, two dimensional bar code, fingerprint authentication, etc.), the shift to carriers' fixed packet charge, mobile number portability scheduled during 2006 and the start of one-segment broadcasting.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, MultiMedia Communications (FMMC) prepared by CYBIRD)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2005 is estimated to have been approximately 1.7 billion people, and is forecast to exceed 3.5 billion by 2010. It is assumed that the number of mobile Internet users will grow as well. (Sources: IDC; Strategy Analytics prepared by CYBIRD)

3-2 Progress of Mid-Term Corporate Strategy

During the fiscal year under review, the Company commenced full-scale implementation of the measures in its mid-term corporate strategy. Based on the development of its platform business, the main theme of the mid-term corporate strategy, CYBIRD is implementing a variety of actions aimed at realizing the process of "Attract customers, create a stable customer base, and realize earnings from that customer base."

(1) Attract customers

We have business tie-ups with various companies, such as bitWallet, Inc., operator of the "Edy" electronic money service; FUJIKYUKI CO., LTD.; E*Trade Securities Co., Ltd.; PRONTO Corporation; and SHINSEIDO CO., LTD. The use of our mobile services is contributing to these companies acquisition of customers and the steady establishment of a customer base. On the other hand, while fulfilling our role as a mobile business partner with our business alliances, we are organizing the people using their services into an exclusive membership-based customer base, and steadily attracting customers who have the potential to also use our services.

(2) Create a stable customer base

We began providing various services, such as news of moving image, weather forecasts, stock market information, and fortune telling, to turn these new membership customers into stable, long-term customers.

(3) Realize earnings

We have also implemented measures to realize earnings from this customer base. We have jointly launched a shopping site with our e-commerce business partner JIMOS CO., LTD. To develop mobile advertising products, we established PLUS MOBILE COMMMUNICATIONS, a joint venture between our advertising subsidiary cyber communications inc. and OPT Inc. The joint venture is already acquiring advertising clients and delivering e-mail advertising.

Through such efforts, we are steadily realizing the "Attract customers, create a stable customer base, and realize earnings from that customer base" business model set out in our mid-term corporate strategy. We intend to make further progress toward concrete realization of earnings from that business model.

Furthermore, in its international business, CYBIRD established a local business base in North America by acquiring Airborne Entertainment Inc., a leading local content provider, and turning it into a subsidiary. Utilizing this local base, the Company will develop other capital alliances with leading local content providers, focusing especially on the North American and European markets.

3-3 Consolidated Business Results

(Annual)

(Unit: Millions of yen, Round down)

	Net Sales (millions of yen)	Ordinary Income (millions of yen)	Net Income (millions of yen)	Earnings per Share (yen)	ROE (%, points)	EBITDA (millions of yen)
FY ended March 31, 2006	**15,089**	**35**	**(143)**	**(639)**	**(1.4)**	**931**
FY ended March 31, 2005	12,488	721	1,519	7,435	20.8	1,057
Change	2,600	(685)	(1,663)	(8,075)	(22.2) points	(125)

(Quarter) (Unit: Millions of yen, Round down)

	Net Sales (millions of yen)	Ordinary Income (millions of yen)	Net Income (millions of yen)	Earnings per Share (yen)	ROE (%, points)	EBITDA (millions of yen)
4th Quarter, FY ended March 31, 2006	**4,445**	**(149)**	**(272)**	**(1,181)**	**(8.8)**	**788**
4th Quarter, FY ended March 31, 2005	3,364	327	164	800	8.2	408
Change	1,081	(477)	(436)	(1,981)	(16.9) points	379

Revenue growth by the Mobile Content Business and by the mobile Web site development and operation activities of the Marketing Solution Business drove performance again in the fiscal year under review. Non-consolidated net sales totaled ¥12,731 million, increasing ¥1,009 million, or 8.6%, from the previous fiscal year. Consolidated net sales expanded ¥2,600 million, or 20.8%, to ¥15,089 million. In addition to non-consolidated growth factors, additions and changes in the consolidated subsidiaries of the Mobile Content and Marketing Solution businesses contributed to sales expansion.

On the other hand, non-consolidated ordinary income amounted to ¥763 million, declining ¥10 million, or 1.4% year on year primarily because of increases in the cost of sales and selling, general and administrative expense ratios. On a consolidated basis, ordinary income fell ¥685 million, or 95.0%, to ¥35 million. The large drop can be attributed to the losses of the consolidated subsidiaries of the Marketing Solution and International businesses.

Non-consolidated net income was ¥379 million, decreasing ¥1,102 million from the previous fiscal year. On a consolidated basis, the Company posted a loss of ¥143 million, down ¥1,663 million year on year. In part, these large declines in non-consolidated and consolidated figures and the consolidated loss were in reaction to the gain on sales of shares held in associate companies of about ¥1.8 billion recorded in the previous fiscal year.

As shown above, consolidated net sales reached a record high on the strength of sales in the core Mobile Content Division while postponed improvement in the performances of the customer support business and technology-related consolidated subsidiaries, an unexpected temporary loss of business by an overseas subsidiary and the losses posted by consolidated subsidiaries resulted in the a substantial decline in profits compared with the previous fiscal year.

Nevertheless, progress was made. During the fiscal year, domestic subsidiaries exited from unprofitable businesses or reorganized through the sale of crossholding shares. The core business of our overseas subsidiaries improved. Moreover, our new advertising business steadily built up its operations. Accordingly, we expect that in the current fiscal year, there will be improved performances by our new business and our subsidiaries to add to the growth of our core business.

3-4 CYBIRD Group Business Results by Operation

(Annual)

(Unit: Millions of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)		Change	
	millions of yen	**%**	millions of yen	%	millions of yen	%
Mobile Content Business	**10,808**	**71.6**	9,376	75.1	1,432	15.3
Marketing Solution Business	**3,074**	**20.4**	2,595	20.8	478	18.4
E-Commerce Business	**253**	**1.7**	478	3.8	(224)	(47.0)
Advertising Business	**67**	**0.4**	-	-	67	-
International Business	**885**	**5.9**	37	0.3	847	-
Total	**15,089**	**100.0**	12,488	100.0	2,600	20.8

Note: CYBIRD changed its business segments to five new segments specified above from this fiscal year. For comparison, business results for the same period in the prior year were reclassified into the new business segments. (See Appendix at the end of this document.)

(Quarter)

(Unit: Millions of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)		4thQuarter, FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)		Change	
	millions of yen	**%**	millions of yen	%	millions of yen	%
Mobile Content Business	**2,948**	**66.3**	2,575	76.6	372	14.5
Marketing Solution Business	**883**	**19.9**	693	20.6	190	27.5
E-Commerce Business	**87**	**2.0**	96	2.9	(8)	(9.0)
Advertising Business	**51**	**1.2**	-	-	51	-
International Business	**473**	**10.6**	(1)	(0.1)	475	-
Total	**4,445**	**100.0**	3,364	100.0	1,081	32.2

(1) Mobile Content Business

The Mobile Content Business again registered double-digit sales growth during the fiscal year under review, posting a new record high. Net sales increased ¥1,432 million, or 15.3%, year on year to ¥10,808 million. Performance was favorable throughout the fiscal year, support by the continued growth in subscribers to high-brand power core content, such as "Hiroyuki Ehara Spiritual Message" and "Kagami Ryuji Renseijutsu." In addition, newly introduced content quickly contributed to overall sales.

(2) Marketing Solution Business

The Market Solution Business also achieved record high performance. Net sales advanced ¥478 million, or 18.4%, from the previous fiscal year to ¥3,074 million. Commissioned development and operation of mobile sites for such client companies as Gulliver International Co., Ltd., and Reuters Japan supported continued sales growth.

(3) E-Commerce Business

Net sales of the E-Commerce Business amounted to ¥253 million. Net sales comprised revenues from the sale of popular T-shirts, game software, and other items on its existing commerce site and revenues from deBINGO Square, a joint site started with business partner JIMOS CO., LTD.

In October 2006, CYBIRD and JIMOS plan to integrate their businesses based on a holding company with the goal of expanding and diversifying their business and increasing their earnings capabilities.

(4) Advertising Business

During the fiscal year under review, CYBIRD established PLUS MOBILE COMMUNICATIONS Co., Ltd., a joint venture between cyber communications inc. and OPT Inc., as a mobile advertising product subsidiary. Advertising revenues for the first short business year totaled ¥67 million. The business is just getting under way in the current fiscal year, but is already doing well, steadily building a client base of major advertisers.

(5) International Business

CYBIRD began included the earnings of North America content providers Airborne Entertainment Inc., through the Company's local consolidated subsidiary CYB INVESTMENT INC. in the second half of the fiscal year. As a result, International Business sales totaled ¥885 million. However, due to revenue opportunities lost as a result of disruptions in the services of local carriers and the amortization of goodwill booked due to consolidation, International Business did not contribute to consolidated profits for the fiscal year. Nevertheless, given the awards that Airborne Entertainment Inc. has received as a leading content provider under the awards programs run by the local carriers and the high growth in the North American mobile content market, the basic business is performing solidly.

3-5 Consolidated Income Statement

(1) Net Sales

Consolidated net income increased ¥2,600 million, or 20.8%, from the same period in the previous fiscal year, to ¥15,089 million, reaching a record high. Steady sales growth in the Mobile Content and Mobile Solution businesses and the inclusion of the earnings of a subsidiary in the sales of the International Business from the second half were the major factors behind the increase.

(2) Cost of Sales and Cost of Sales Ratio

Cost of sales rose ¥1,956 million, or 25.9% from the previous fiscal year to ¥9,526 million. The cost of sales ratio was 63.1%, increasing 2.5 percentage points. The higher cost of sales ratio resulted from a change in the sales structure of the Mobile Content Business and changes in the scope of consolidation.

Despite the rise in the cost of sales ratio, consolidated gross profit expanded ¥643 million, or 13.1%, from the previous fiscal year to ¥5,562 million.

(3) Sales, General and Administrative Expenses ("SG&A expenses")

Major SG&A expenses were as follows;

(Annual) (Unit: Millions of yen, Round down)

	FY ended March 31, 2006	FY ended March 31, 2005	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**1,611**	1,246	365	29.3
Advertisement Expenses	**236**	213	23	11.2
Research and Development Expenses	**972**	482	490	101.6
Commission Paid	**1,852**	1,512	340	22.5
Others	**1,135**	746	389	52.1
Total	**5,809**	4,200	1,608	38.3

(Quarter) (Unit: Millions of yen, Round down)

	4th Quarter, FY ended March 31, 2006	4th Quarter, FY ended March 31, 2005	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**433**	280	153	54.5
Advertisement Expenses	**82**	26	55	211.3
Research and Development Expenses	**634**	117	516	440.7
Commission Paid	**564**	428	135	31.6
Others	**371**	167	203	121.3
Total	**2,085**	1,021	1,064	104.3

SG&A expenses for the fiscal year totaled ¥5,809 million, increased ¥1,608 million, or 38.3%, from the previous fiscal year. The principle factors contributing to growth in SG&A expenses were an increase in fee collecting commissions for carriers due to the expansion in the sales of the Mobile Content Business, higher personnel expenses due the hiring of more personnel based on the mid-term corporate strategy, and expanded R&D expenses related to system development. In addition, amortization expenses for the consolidation account increased because of the addition of new consolidated subsidiaries.

(4) Operating Income and Ordinary Income

In the fiscal year under review, non-consolidated operating income declined ¥318 million, or 41.6%, year on year to ¥446 million. Although net sales expanded, this was offset by a rise in the cost of sales ratio and increases in personnel and R&D expenses in accordance with the mid-term corporate strategy. Non-consolidated ordinary income edged down ¥10 million, or 1.4%, year on year to ¥763 million due to growth in non-operating expenses, such as translation adjustments for business transactions by overseas subsidiaries.

Consolidated operating income dropped ¥965 million year on year, resulting in a consolidated operating loss of ¥247 million. In addition to the negative factors in non-consolidated performance, there was a substantial increase in the losses booked by consolidated subsidiaries. Similar to the non-consolidated performance, consolidated ordinary income declined ¥685 million from the previous fiscal year, but still recorded a profit of ¥35 million.

(5) Net Income

Non-consolidated net income amounted to ¥379 million. While the Company recorded an extraordinary gain of ¥923 million on the sale of shares of an affiliate, reevaluation losses on the shares of subsidiaries, losses on disposal, and evaluation losses on software totaled ¥864 million.

On the other hand, on a consolidated basis, the Company recorded a loss of ¥143 million. Extraordinary losses totaling ¥810 million included consolidation account amortization expenses and evaluation losses on software while the Company made an extraordinary gain of ¥853 million on the sale of shares of an affiliate. Similar to non-consolidated performance, while extraordinary profits and losses did not contribute to the decline in income, the Company posted a loss because of the weak ordinary income performance.

The net incomes of both non-consolidated and consolidated performance dipped substantially in reaction to the approximately ¥1.8 billion gain on sales of shares held in associate companies in the previous fiscal year. Non-consolidated net income was down ¥1,102 million year on year, while consolidated net income dropped ¥1,663 million.

3-6 Consolidated Balance Sheet

At the end of March 2006, total assets amounted to ¥18,957 million. Total liabilities were ¥5,809 million, minority interests were ¥723 million and shareholders' equity was ¥12,424 million.

As a result of the goodwill booked for the newly consolidated overseas subsidiaries and increased acquisition of shares in affiliates, etc., fixed assets and total assets expanded slightly in the fiscal year under review. Furthermore, debt to be redeemed next year increased due to the acquisition of an overseas subsidiary. CYBIRD increased total capital during the fiscal year through a third-party capital allotment to RECRUIT CO., LTD.

	FY ended March 31, 2006	FY ended March 31, 2005
Equity ratio (%)	**65.5**	67.1
Equity ratio on a market value basis (%)	**224.0**	312.8
Debt Redemption (years)	-	0.7
Interest Coverage Ratio (times)	-	236.5

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this fiscal year.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Debt Redemption and Interest Coverage Ratio of the fiscal year ended March 31, 2006 are not mentioned due to a negative cash flow from operating activities.

3-7 Consolidated Cash Flow Statement

At the end of March 2006, cash and cash equivalents totaled ¥1,697 million, decreasing by ¥1,556 million from the previous fiscal year. Conditions/contributing factors in each cash flow segment for the fiscal year under review are as follows.

(Cash flow from operating activities)

Cash flow from operating activities decreased by ¥1,628 million compared with an increase of ¥597 million in the previous fiscal year. Although ordinary income of ¥35 million and depreciation expenses of ¥766 million contributed to positive cash flow, overall cash flow decreased because of an increase in accounts receivable resulting from greater sales and an increase in income tax paid.

(Cash flow from investing activities)

Cash flow from investing activities decreased ¥4,919 million compared with a decrease of ¥1,029 million in the previous fiscal year. Despite a gain of ¥994 million on the sale of shares of the affiliate KLab Inc., cash flow declined because of the expenses associated with the acquisition of Airborne Entertainment Inc. as well as the purchase of additional shares of JIMOS CO., LTD.

(Cash flow from financing activities)

Cash flow from financing activities increased ¥5,064 million compared with an increase of ¥503 million in the previous fiscal year. The large increase was due to the issue of ¥4,349 million in shares mainly related to the third party capital allotment to RECRUIT CO., LTD.

3-8 Earning Forecasts

For the fiscal year ending March 2007, we expect that our core Mobile Content and Marketing Solution businesses will post further growth and our new businesses, Advertising and E-Commerce, will expand as well. In addition, we are anticipating improved performances by the technology–related subsidiaries of the Marketing Solution Business and sales expansion by the overseas subsidiaries of the International Business.

The performance forecasts shown below take into account the expected impact of exchange rates on the transactions of our overseas subsidiaries and the necessity of write offs of goodwill and consolidation accounts resulting from the addition of new companies to the Group.

The integration of the businesses of CYBIRD and JIMOS planned for October 2006 is not reflected in our performance forecasts. The business integration must be approved by the general shareholders' meeting of the two companies scheduled for June 2006 before it can be carried out. Therefore, we will announce performance forecasts reflecting the business integration after the official business integration ceremony.

Following our basis policy of maintain stable dividend payout levels, currently we are planning a regular annual dividend of ¥167 per share.

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary Income	Net Income
FY ending March 2007	14,400	700	400

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary Income	Net Income
FY ending March 2007	18,100	300	100

The above-mentioned earnings forecasts for FY ending March 2007 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Capital Financing Through Market-Price Issues, Etc. and Capital Allocation Plans

In December 2000, CYBIRD raised ¥2,447 million in capital through a public offering in Japan and an international public offering made mainly in Europe. An amount equivalent to all of these proceeds of these issues was mainly invested in mobile-related software, research and development, and the repayment of debt during the period up to the fiscal year ended March 2002.

In December 2003, the Company raised ¥1,036 million through a third-party capital increase. An amount equivalent to these funds as well was mainly invested in mobile-related software, research and development, and the repayment of debt during the period up to the fiscal year ended March 2004.

In June 2005, the Company raised ¥4,252 million in a third party allotment. The funds will be fully applied to operating cash for the start up of new businesses and M&A activities under the mid-term corporate strategy during the fiscal year ended March 31, 2006.

5. Consolidated Financial Statements

5-1 Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
I Current assets:						
Cash and cash equivalents	**1,946,363**		3,468,402			
Bills and accounts receivable	**4,051,301**		3,341,895			
Marketable securities	**241,336**		50,000			
Inventories	**23,199**		62,733			
Deferred tax assets	**95,696**		165,156			
Others	**450,810**		144,548			
Allowance for doubtful accounts	**(29,905)**		(33,143)			
Total current assets	**6,778,802**	**35.8**	7,199,594	59.7	(420,792)	(5.8)
II Property and equipment:						
Tangible fixed assets:						
Leasehold improvements	**187,952**		212,754			
Others	**126,287**		78,361			
Total tangible fixed assets	**314,239**	**1.6**	291,116	2.4	23,123	7.9
Intangible fixed assets:						
Software	**692,842**		705,869			
Software in progress	**151,603**		201,772			
Goodwill	**6,157,484**		-			
Conso. adjustment accounts	-		328,922			
Others	**159,734**		4,661			
Total intangible fixed assets	**7,161,665**	**37.8**	1,241,225	10.3	5,920,439	477.0
Investment and other assets:						
Investment securities	**3,430,311**		2,680,857			
Deferred tax assets	**687,814**		220,337			
Deposit with landlord	**451,594**		374,769			
Others	**133,059**		62,321			
Allowance for doubtful accounts	-		(3,202)			
Total investment and other assets	**4,702,779**	**24.8**	3,335,083	27.6	1,367,696	41.0
Total property and equipment	**12,178,684**	**64.2**	4,867,424	40.3	7,311,259	150.2
Total	**18,957,486**	**100.0**	12,067,019	100.0	6,890,467	57.1

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
I Current liabilities:						
Accounts payable	**1,597,519**		1,289,920			
Short-term debt	**140,006**		146,496			
Current portion of long-term debt	**104,741**		74,836			
Current portion of corporate bonds	**50,000**		50,000			
Accrued expenses	**2,870,721**		541,292			
Accrued income taxes	**295,156**		874,905			
Accrued consumption taxes	**40,774**		45,422			
Bonus payment reserve	**63,971**		142,815			
Others	**131,332**		108,282			
Total current liabilities	**5,294,222**	**28.0**	3,273,971	27.1	2,020,251	61.7
II Long-term liabilities:						
Corporate bonds	**379,477**		100,000			
Long-term debt	**112,237**		55,874			
Reserve for employee's retirement benefits	**22,327**		32,291			
Others	**1,511**		-			
Total Long-term liabilities	**515,553**	**2.7**	188,165	1.6	327,388	173.9
Total liabilities	**5,809,776**	**30.7**	3,462,136	28.7	2,347,639	67.8
Minority interests:						
Minority interests	**723,331**	**3.8**	506,632	4.2	216,698	42.7
Shareholders' Equity:						
I Common stock	**5,451,700**	**28.8**	3,267,415	27.1	2,184,285	66.8
II Additional paid-in capital	**5,508,395**	**29.1**	3,324,110	27.5	2,184,285	65.7
III Retained earnings	**1,450,860**	**7.6**	1,663,353	13.8	(212,493)	(12.7)
IV Unrealized gain in available-for-sale securities	**2,829**	**0.0**	(156,630)	(1.3)	159,459	-
V Foreign currency translation adjustments	**10,592**	**0.0**	-	-	10,592	-
Total shareholders' equity	**12,424,378**	**65.5**	8,098,249	67.1	4,326,129	53.4
Total	**18,957,486**	**100.0**	12,067,019	100.0	6,890,467	57.1

5-2 Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	**15,089,011**	**100.0**	12,488,383	100.0	2,600,628	20.8
Cost of Sales	**9,526,737**	**63.1**	7,569,874	60.6	1,956,862	25.9
Gross Profit	**5,562,274**	**36.9**	4,918,508	39.4	643,765	13.1
Sales, general and administrative Expenses	**5,809,444**	**38.5**	4,200,456	33.6	1,608,987	38.3
Operating Income	**(247,169)**	**(1.6)**	718,052	5.8	(965,222)	(134.4)
Non-operating income	**352,936**	**2.3**	26,975	0.2	325,961	-
Interest income	**7,976**		1,667			
Commission fees	-		9,600			
Grant money	-		9,452			
Damage compensation income	-		3,300			
Foreign currency transaction gain	**301,744**		-			
Equity in net gain of an affiliate	**35,466**		-			
Others	**7,749**		2,955			
Non-operating expenses	**69,863**	**0.5**	23,837	0.2	46,025	193.1
Interest expenses	**33,999**		2,409			
Share issue expense	**18,720**		94			
Stock split expense	-		7,326			
Equity in net losses of an affiliates	-		10,932			
Subscription right trust expenses	**14,503**		-			
Others	**2,639**		3,075			
Ordinary Income	**35,903**	**0.2**	721,189	5.8	(685,286)	(95.0)
Extraordinary profit	**853,112**	**5.7**	1,917,748	15.3	(1,064,635)	(55.5)
Profit on sale of investment securities	-		50,000			
Equity in net gain of an affiliate	**853,112**		1,800,487			
Dilution gain	-		67,261			
Extraordinary loss	**810,051**	**5.4**	251,758	2.0	558,293	221.8
Loss on sales of tangible fixed assets	**7,639**		34,317			
Loss on sales of associated company shares	**96,369**		-			
Appraisal loss on investment securities	-		33,309			
Impairment loss on software	**79,713**		44,781			
Write-down of consolidation adjustment account	**396,317**		28,498			
Loss on change in ownership ratio	**45,521**		-			
Restructuring expenses	**108,227**		77,798			
Bad debt loss	-		33,052			
Others	**76,262**		-			
Income Before Income (loss) Taxes and Minority Interests	**78,964**	**0.5**	2,387,179	19.1	(2,308,214)	(96.7)
Income Taxes	**623,861**	**4.1**	897,138	7.2	(273,277)	(30.5)
Prior year adjustments of income taxes	**(168,802)**	**(1.1)**	4,048	0.0	(172,850)	-
Loss on minority interests	**(232,486)**	**(1.5)**	(33,806)	(0.3)	(198,679)	587.7
Net Income (Loss)	**(143,607)**	**(1.0)**	1,519,799	12.2	(1,663,406)	(109.4)

Sales by Operations

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	**10,808,843**	**71.6**	9,376,736	75.1	1,432,106	15.3
Marketing Solution Business	**3,074,011**	**20.4**	2,595,999	20.8	478,011	18.4
E-Commerce Business	**253,729**	**1.7**	478,313	3.8	(224,583)	(47.0)
Advertising Business	**67,326**	**0.4**	-	-	67,326	-
International Business	**885,101**	**5.9**	37,334	0.3	847,767	-
Total	**15,089,011**	**100.0**	12,488,383	100.0	2,600,628	20.8

Note) 1. Consumption tax is not included in the sum mentioned above.

5-3 Consolidated Statement of Retained Earnings

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	
	thousands of yen		thousands of yen	
Additional paid-in capital:				
I Balance at the beginning of period		**3,324,110**		3,213,123
II Increase in additional paid-in capital				
1. Increase due to share issuance	**2,184,285**	**2,184,285**	110,987	110,987
III Balance at the end of period		**5,508,395**		3,324,110
Retained earnings:				
I Balance at the beginning of period		**1,663,353**		177,400
II Increase in retained earnings				
1. Net income (loss)	**(143,607)**	**(143,607)**	1,519,799	1,519,799
III Decrease in retained earnings				
1. Dividends payment	**68,886**	**68,886**	33,846	33,846
IV Balance at the end of period		**1,450,860**		1,663,353

5-4 Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	78,964	2,387,179
Depreciation and amortization	766,399	310,602
Write-down of consolidation adjustment account	412,763	28,498
Restructuring expenses	108,227	45,905
Increase (decrease) in bonus payment reserve	(77,754)	(12,162)
Increase (decrease) in allowance for doubtful accounts	(6,440)	35,172
Reduction in reserve for employees' retirement benefits	(9,963)	-
Interests and dividend earned	(7,976)	(1,667)
Interest expenses	33,999	2,409
Equity in net earnings (losses) of an affiliate	(35,466)	10,932
Proceeds from investment securities	(853,112)	(1,850,487)
Loss on sales of investment securities	96,369	-
Appraisal loss on investment securities	-	33,309
Loss on disposal of properties	7,639	34,317
Gain (loss) on change of equity	45,521	(67,261)
Impairment of software	79,713	44,781
(Increase) decrease in accounts receivable	(332,100)	(733,038)
(Increase) decrease in inventories	39,533	(43,293)
Increase (decrease) in accounts payable	(21,961)	380,532
Increase (decrease) in accrued expenses	(649,791)	83,306
Others	(100,434)	83,334
Total	(425,869)	772,371
Interests received	7,484	1,667
Dividend income from affiliate	14,857	-
Interest paid	(32,781)	(2,526)
Income tax paid	(1,191,970)	(174,055)
Cash flow from operating activities	(1,628,280)	597,457
Investing activities:		
Net increase in fixed deposits	15,992	-
Expenditures for property and equipment	(117,140)	(46,178)
Expenditures for intangible fixed assets	(769,543)	(324,544)
Proceeds from sales of intangible fixed assets	-	-
Expenditures for investment securities	(1,067,660)	(2,435,860)
Proceeds from investment securities	994,000	100,000
Expenditures for purchase of stocks of subsidiaries changing consolidation scope	(3,825,751)	(11,863)
Expenditure for sale of shares of subsidiaries changing consolidation scope	(112,278)	1,889,108
Expenditures for investment in subsidiaries	-	(319,641)
Proceeds from investment securities	75,049	-
Proceeds from short-term lending	-	55,000
Expenditures for deposits with landlord	(88,001)	(1,886)
Proceeds from deposits with landlord	2,838	65,898
Others	(26,942)	650
Cash flow from investing activities	(4,919,438)	(1,029,315)
Financing activities:		
Proceeds from short-term debt	200,000	270,000
Repayment of short-term debt	(203,994)	(150,266)
Proceeds from long-term debt	200,000	-
Repayments of long-term debt	(116,228)	(25,140)
Proceeds from issuance of new bonds	319,224	-
Expenditure for corporate bond redemption	(50,000)	-
Proceeds from issuance of new shares	4,349,850	221,975
Proceeds from subscription for stock by minority shareholders	435,000	220,500
Dividends payment	(69,429)	(33,303)
Cash flow from financing activities	5,064,422	503,766
Foreign currency translation adjustment	(72,752)	38
Net increase (decrease) in cash and cash equivalents	(1,556,047)	71,947
Cash and cash equivalents at the beginning of period	3,253,984	3,182,036
Cash and cash equivalents at the end of period	1,697,936	3,253,984

Notes to Consolidated Financial Statements

<table>
<tr><td>1. Basis of Consolidation</td><td>(1) Number of Consolidated Companies: 8

Names of Consolidated Companies:
GiGAFLOPS Japan Inc.
AXISSOFT Corporation
CYB INVESTMENT INC.
Airborne Entertainment Inc.
PLUS MOBILE COMMUNICATIONS Co., Ltd.
CYBIRD Investment Partners Inc.
CYBIRD Mobilecasting Inc.
CYBIRD Plus Mobile Fund Investment Business Limited Partnership

C&T Mobile Support Co., Ltd., which was included in the scope of consolidation in the previous fiscal year, was removed from the scope of consolidated due to the sale of its shares. However, the company's income, retained earnings, and cash flow statements for the period from April 1, 2005 to March 31, 2006 were consolidated.
Since CYB INVESTMENT INC., PLUS MOBILE COMMMUNICATIONS Co., Ltd., CYBIRD Investment Partners Inc., CYBIRD Mobilecasting Inc. and CYBIRD Plus Mobile Fund Investment Business Limited Partnership were established during the interim period under review, they have been included in the scope of consolidation for the interim period under review.
Due to the acquisition of its stock of through CYB INVESTMENT INC., Airborne Entertainment Inc. has been included in the scope of consolidation for the interim period under review.

(2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.</td></tr>
<tr><td>2. Equity Method</td><td>(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method.

(2) Number of Companies Accounted for by the Equity Method: 2

Names of Companies Accounted for by the Equity Method:
DMOVE Co., Ltd.
JIMOS CO., LTD.
As a result of CYBIRD's shareholdings in JIMOS CO., LTD. exceeding 20%, the company became an affiliate accounted for by the equity method.
Due to the sale of further shares of KLab Inc. during the interim period under review, the company is no longer an affiliate and is not being accounted for by equity method.

(3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method.

(4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method.

Not applicable

(5) Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent fiscal year was used.</td></tr>
<tr><td>3.Account date of Consolidated Subsidiaries</td><td>Among consolidated subsidiaries, the fiscal year of CYB INVESTMENT INC. and Airborne Entertainment Inc. end on December 31. In preparing the consolidated financial statements, their financial statements at that date have been used, and the consolidated statements have been adjusted for any significant transactions that occurred at the two subsidiaries between January 1 and March 31, 2006.</td></tr>
<tr><td>4. Summary of Significant Accounting Policies

(1) Asset Valuation Standards and Methods</td><td>

a. Securities
Other Securities
Marketable securities: Valuation at cost at fair value at the end of fiscal year, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.
Non-marketable securities: stated at cost determined by the moving-average</td></tr>
</table>

	method. b. Derivatives Market value method c. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years. Goodwill Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the fiscal year based on the expected retirement benefits obligations as of the end of the period.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the spot exchange rate of the day on which the quarter of the relevant subsidiary ends, and translation differences included in translation adjustments in shareholders' equity.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
(8) Major differences in	The financial statements of consolidated subsidiary CYB INVESTMENT INC. have

accounting standards between parent company and consolidated subsidiaries	been prepared in accordance with U.S. accounting standards since the company is a U.S. subsidiary. Consequently, the value of the assets and liabilities of the consolidated subsidiary have been accessed using a partial market price system. In addition, in the evaluation of goodwill, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalent) in the Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or easily converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months from the date of acquisition.

Change of notes to Consolidated Financial Statements

Fixed Asset Impairment Accounting Standards	Beginning with the interim period under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council No.6, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.

Notes

Notes for Consolidated Balance Sheet

(Millions of yen: round down)

	March 31, 2006	March 31, 2005
1. Advances and arrears at end of term	Advances and arrears at end of term included ¥2,350 million advanced to CYB INVESTMENT INC by CYBIRD for the purchase of stock of Airborne Entertainment Inc.	
2. Accumulated depreciation of tangible fixed assets	250	179
3. Number of shares issued and outstanding	Common Stock 230,767	Common Stock 206,247
4. Investment securities for affiliate companies	Stock 3,113	Stock 161
5. Current account overdraft agreement	To enable the effective financing of operating funds and to prepare for payment on the advances to its subsidiary CYB INVESTMENT INC for the acquisition of Airborne Entertainment Inc., CYBIRD concluded a current account draft agreement with five banks that it does business with. The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥6,500 million Current overdraft balance - million yen	-
6. Contingent liability	With regard to the acquisition of Airborne Entertainment Inc., the Group plans to pay previous shareholders of the company a beneficial interest in retained earnings up to US$17 million. Portions from 0% to 100% of this amount will be paid as additional amounts.	-

Notes for Consolidated Income Statements

(Millions of yen: round down)

	FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)		FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
1. Sales, general and administrative expenses	Advertisement & general publicity expenses	236	Advertisement & general publicity expenses	213
	Allowance for doubtful accounts	29	Allowance for doubtful accounts	36
	Compensation paid to directors and statutory auditors	270	Compensation paid to directors and statutory auditors	277
	Employees' salaries	1,158	Employees' salaries	776
	Welfare expenses	148	Welfare expenses	119
	Charge in bonus payment reserve	33	Charge in bonus payment reserve	72
	Traveling and transportation expenses	127	Traveling and transportation expenses	90
	R&D	972	R&D	482
	Charge and commission	1,852	Charge and commission	1,512
2. Total research and development		972		482
3. Extraordinary loss	(Loss on disposal of properties)		(Restructuring losses)	
	Leasehold improvements	1	Disposal expenses for Higashi Totsuka Center	
	Software	1	Loss on retirement of equipment	12
	Others (office equipment)	4	Removal cost	20
	(Restructuring losses)		Closure expenses for Holland office	
	Software evaluation by loss on exiting business		Loss on retirement of equipment	5
		86	Removal cost	8
	Termination of ongoing advisory fees	8	Closure expenses for Shanghai office	
	Expenses for revision of call center	12	Loss on retirement of equipment	0
			Removal cost	2
			Subsidiary's severance payments	26

Notes for Consolidated Cash Flow Statements

(Millions of yen: round down)

	FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)		FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and deposit accounts	1,946	Cash and deposit accounts	3,468
	Securities	-	Securities	50
	Total	1,946	Total	3,518
	Fixed deposit over three months left	(248)	Fixed deposit over three months left	(264)
	Cash and cash equivalents	1,697	Cash and cash equivalents	3,253
	Details of the major assets and liabilities of the acquired Airborne Entertainment, now a consolidated subsidiary and the relationship between the acquisition cost of the subsidiary's stock and the amount paid (net) for the acquired subsidiary.		Main breakdown of assets and liabilities of new subsidiary due to the acquisition of its shares in the period	
	Airborne Entertainment Inc.		AXISSOFT Corporation	
	Current assets	571	Current assets	823
	Fixed assets	657	Property and equipment	519
	Investment Diff. (Goodwill)	5,850	Total assets	1,343
	Current liabilities	(1,007)	Current liabilities	605
	Fixed liabilities	(2)	Long-term liabilities	189
	Minority interest	(138)	Total liabilities	794
	Airborne purchase cost	5,930		
	Purchase cost arrears	(2,212)	Main breakdown of assets and liabilities of the company ceased to be a consolidated subsidiary due to the sale of its shares in the period	
	Airborne cash and cash equivalents	(34)	KLab Inc. (As of November 1, 2004, K Laboratory changed its name to KLab Inc.)	
	Balance: amount paid for Airborne	3,683	Current assets	607
			Property and equipment	302
	Main breakdown of assets and liabilities of the company ceased to be a consolidated subsidiary due to the sale of its shares in the period		Total assets	909
	C&T Mobile Support Co., Ltd.		Current liabilities	457
	Current assets	218	Long-term liabilities	68
	Property and equipment	46	Total liabilities	525
	Total assets	264		
	Current liabilities	86		
	Long-term liabilities	-		
	Total liabilities	86		

Lease related

(Round down)

<table>
<tr><th></th><th>FY ended March 31, 2006
(from April 1, 2005 to March 31, 2006)</th><th>FY ended March 31, 2005
(from April 1, 2004 to March 31, 2005)</th></tr>
<tr><td>Finance lease transactions, with which the ownership is not transferred to the lessee
1.Pro forma Acquisition cost, Accumulated depreciation and equivalent balance of the leased property</td><td>(millions of yen)<table><tr><th></th><th>Acquisition cost</th><th>Accumulated depreciation</th><th>Balance</th></tr><tr><td>Building</td><td>-</td><td>-</td><td>-</td></tr><tr><td>Equipments</td><td>650</td><td>313</td><td>336</td></tr><tr><td>Software</td><td>24</td><td>14</td><td>10</td></tr><tr><td>Total</td><td>674</td><td>327</td><td>346</td></tr></table></td><td>(millions of yen)<table><tr><th></th><th>Acquisition cost</th><th>Accumulated depreciation</th><th>Balance</th></tr><tr><td>Building</td><td>-</td><td>-</td><td>-</td></tr><tr><td>Equipments</td><td>552</td><td>211</td><td>341</td></tr><tr><td>Software</td><td>20</td><td>9</td><td>11</td></tr><tr><td>Total</td><td>573</td><td>220</td><td>352</td></tr></table></td></tr>
<tr><td>2.Pro forma equivalent balance of unexpired lease expenses</td><td>Due within 1 year 151 million yen
Due after 1 year 221 million yen
Total 373 million yen</td><td>Due within 1 year 154 million yen
Due after 1 year 222 million yen
Total 376 million yen</td></tr>
<tr><td>3.Lease expenses, pro forma equivalent depreciation and interest expense</td><td>Lease expenses 222 million yen
Depreciation expenses 202 million yen
Interest expenses 25 million yen</td><td>Lease expenses 207 million yen
Depreciation expenses 191 million yen
Interest expenses 22 million yen</td></tr>
<tr><td>4.Computation method for pro forma equivalent deprecation</td><td>Straight-line method.
Lease period is the useful life of the asset, and scrap value is zero.</td><td>Same as on the left</td></tr>
<tr><td>5. Computation method for pro forma equivalent interest</td><td>Interest method.
Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.</td><td>Same as on the left</td></tr>
<tr><td>Operating lease transaction</td><td>Unexpired lease expenses
Due within 1 year 370 million yen
Due after 1 year 240 million yen
Total 610 million yen</td><td>Unexpired lease expenses
Due within 1 year 321 million yen
Due after 1 year 329 million yen
Total 651 million yen</td></tr>
</table>

Securities

Current fiscal year (from April 1, 2005 to March 31, 2006)

1. Securities with market quotations

N/A

2. Other Securities sold during this fiscal year

N/A

3. Securities without market quotations

Other securities (Millions of yen, round down)

	Book value
Short-Term Investments	241
Unlisted shares	28
Unlisted bonds	164

Previous fiscal year (from April 1, 2004 to March 31, 2005)

1. Securities with market quotations

Other securities (Millions of yen, round down)

		Acquisition value	Book value	Difference
Value of consolidated balance sheet is over acquisition costs	-	-	-	-
Value of consolidated balance sheet is under acquisition costs	Shares	2,407	2,250	156

If the securities' market value decrease by more than 50%, the potential for recovery is regarded zero and reappraisal should be done automatically. If the securities' market value decrease by more than 30% and less than 50%, the decision whether to reappraise or not is made based on the potential for recovery.

2. Other Securities sold during this fiscal year

(Millions of yen, round down)

Sale value	Total gain on sales of securities	Total loss on sales of securities
100	50	-

3. Securities without market quotations

Other securities

(Millions of yen, round down)

	Book value
Money Management Fund	50
Unlisted shares	28
Unlisted bonds	240

Derivative related conditions of arrangement

1. Items regarding transaction positions

FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
1. Derivative Arrangement The derivative transactions are forward exchange contracts and currency options being used to fix cash flows related to the acquisition of Airborne Entertainment Inc. through CYBIRD INVESTEMENT INC. CYBIRD is scheduled to extend a loan totaling $40 million and make a payment of $20 million to CYBIRD INVESTMENT INC. in June 2006 with regard to that company's payment of $60 million for the shares of Airborne Entertainment Inc. 2. Policy for Derivative Arrangement Derivative arrangement is aimed at mitigating risks due to the change in future interest rate, and we will not enter into speculative arrangements. 3. Risks related to the Arrangement The forward exchange contracts and currency options used by the Company are exposed to the risk of future fluctuations in exchange rates. Since the Company only uses financial institutions with high credit ratings as counterparties in these transactions, it believes that the risk of these financial institutions reneging on these derivative contracts is negligible. 4. Risk Control Mechanism for the Arrangement Upon approval, treasury department executes and manages the derivative arrangements following the internal rule which specifies transaction authority and transaction limits.	1. Derivative Arrangement Derivative arrangements are only interest rate swaps. 2. Policy for Derivative Arrangement Derivative arrangement is aimed at mitigating risks due to the change in future interest rate, and we will not enter into speculative arrangements. 3. Objective of Derivative Arrangement Derivative arrangements are utilized to mitigate the fluctuation risk due to interest rate increase for the interest-bearing debts in the future money market. Hedge accounting based on the derivative arrangement is adopted. Method of Hedge Accounting We have entered into special treatment for interest rate swaps. Hedge Method and Hedge Target Hedge Method: Interest rate swap Hedge Target: debt Hedge Policy We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk. Method to Measure Hedge Effectiveness We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment. 4. Risks related to the Arrangement

	We believe that interest rate swaps bear almost no risk due to the change in market interest rate. 5. Risk Control Mechanism for the Arrangement Upon approval, treasury department executes and manages the derivative arrangements following the internal rule which specifies transaction authority and transaction limits.

2. Regarding Price, etc. of Transactions

Current Fiscal Year (April 1, 2005 to March 31, 2006)

Contract amount, fair value, and unrealized gain or loss

Targeted Item	Type of Transaction	Contract Amount (Thousands of yen)	Fair Value (Thousands of yen)	Unrealized Gain/Loss (Thousands of yen)
Currency	Forward foreign currency	1,078,500	1,160,422	81,922
	Current options transactions			
	Put option (US$)	1,050,000	(800)	(800)
	Call option (US$)	1,110,000	55,983	55,983
Total		3,238,500	1,215,605	137,105

Note: Current options transactions are so-called zero cost options, therefore, cost is zero.

Previous consolidated accounting period (April 1, 2004 to March 31, 2005)

Derivative transactions at the end of the consolidated accounting period were entirely accounted for based on the hedge accounting method, therefore, no description of effectiveness is included.

Pension related

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

1. Summary of Retirement Benefit System Applied

Certain of the domestic consolidated subsidiaries used a fixed benefit system in which a defined benefit plan is applied.

2. Retirement Benefit Obligations

(Unit: thousands of yen)

	Consolidated FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
Retirement benefit obligations	(22,327)
Allowance for retirement benefits	(22,327)

Note: The calculation of retirement benefit obligations is done on a simple annual basis

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

1. Summary of Retirement Benefit System Applied

Certain of the domestic consolidated subsidiaries used a fixed benefit system in which a defined benefit plan is applied.

2. Retirement Benefit Obligations

(Unit: thousands of yen)

	Consolidated FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
Retirement benefit obligations	(32,291)
Allowance for retirement benefits	(32,291)

Note: The calculation of retirement benefit obligations is done on a simple annual basis

3. Retirement Benefit Expenses

For certain of the above domestic consolidated subsidiaries, the date of acquisition has been deemed to be CYBIRD's fiscal year end. Consequently, they are only included in the consolidated balance sheets. These subsidiaries, therefore, incurred no retirement benefit expenses for the fiscal year under review.

Segment information

1. Business segment information

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006) and FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

N/A

The principle businesses of the Company and its consolidated subsidiaries are a mobile contents related business including content distribution via mobile phones and PHS and series of technology development of contents/service provider system. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006) and FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

N/A

Description is omitted, because the amount of domestic sales accounts for more than 90% of consolidated sales.

3. Overseas sales

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006) and FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Transactions with Related Parties

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

1. Transaction with the Affiliate Company

Category	Company	Address	Capital (Mill.of yen)	Business or Occupation	Percentage Ownership of CYBIRD Voting Rights (Indirect)	Inter-Relationships		Transactions	Transaction amount (Thousands of yen)	Item	Fiscal-year-end Balance (Thousands of yen)
						Joint Director-ships	Business				
Affiliate	JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	1,176	Commerce	20.1 (-)	Director of CYBIRD	-	Content distribution software lease	1,756	Accounts payable	315
								Software development	3,150	Accounts payable	-
								Software purchase	28,570	Accrued expenses	24,385

FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

1. Transaction with the Affiliate Company

Category	Company	Address	Capital (Mill.of yen)	Business or Occupation	Percentage Ownership of CYBIRD Voting Rights (Indirect)	Inter-Relationships		Transactions	Transaction amount (Thousands of yen)	Item	Fiscal-year-end Balance (Thousands of yen)
						Joint Director-ships	Business				
Affiliate	Klab Inc.	Minato-ku, Tokyo	524	Information Technology	18.56 (-)	Director of CYBIRD	-	Content distribution software lease	41,295	Accounts payable	31,493
								Commissioned business	18,176	Accounts payable	12,958
								Software purchase	90,475	Accrued expenses	94,998

(Per Share Data)

(Round down)

	FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
1. Shareholders' Equity per Share	53,839 yen	39,264 yen
2. Net income (loss) per share	(639 yen)	7,435 yen
3. Net income per share (diluted)	-	7,368 yen
	Net income per share (diluted) is not described due to net loss	A three-for-one stock split was implemented on November 19, 2004. If the stock split were applied to the previous fiscal year figures, the per share data for the previous fiscal year would be as follows; Shareholders' equity per share 32,238 yen Net income per share 1,026 yen Net income per share (diluted) 1,020 yen

Note: The basis for calculating net income per share and net income per share (diluted) are as follows.

	FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
Net Income Per Share		
Net income (loss) (thousands of yen)	(143,607)	1,519,799
Amount not related to common stock	-	-
Net income (loss) related to common stock (thousands of yen)	(143,607)	1,519,799
Average number of common shares for period (shares)	224,396	204,398
Net Income Per Share(Diluted)		
Net income before dilution (thousands of yen)	-	-
Additional number of common shares	3,524	1,870
(Stock options)	(3,524)	(1,870)

Outline of residual securities that don't have dilution effect	Trust-Type Rights Plan Subscription Rights	
	Number of Subscription Rights	530,000
	Type of shares for Subscription Rights	common shares
	Number of shares for Subscription Rights	530,000
	Issue price of Subscription Rights	Gratis
	Exercise period	From July 1, 2005 to June 30, 2006

Significant Subsequent Events

FY ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

Share Exchange with JIMOS CO., LTD.

CYBIRD Co., Ltd., and JIMOS CO., LTD., ratified in separate meetings of the boards of directors on May 15, 2006 a share exchange agreement that will result in JIMOS becoming a wholly owned subsidiary of CYBIRD on October 1, 2006 based on a share exchange.

1 . Purpose of Share Exchange

On March 1, 2005, JIMOS and CYBIRD announced a comprehensive strategic business and capital alliance aimed at developing their commerce business based on the utilization of CYBIRD's mobile-services-developed customer base. Based on that alliance, the two partners have been working toward the integration of their businesses to achieve a fusion of their areas of strength, their competitive capabilities, and their business and management resources with an eye to merging their capital (by establishing a holding company, etc.) and implementing group management. As a result, on March 14, 2006, the two companies have reached a basic agreement on integration of their businesses based on equal partnership by establishing a holding company, to further expand and diversify their business and increase their profitability. Part of the business integration scheme, the share exchange will be used to make JIMOS a wholly owned subsidiary of CYBIRD to facilitate the shift to a holding company organization. At the same time, CYBIRD will undergo a corporate split, with the former company changing its name to CYBIRD Holdings Co., Ltd., and becoming a holding company and a newly established company taking over the name of CYBIRD Co., Ltd., and succeeding to the existing businesses of the former company. As a result, JIMOS and the newly established CYBIRD will be wholly owned subsidiaries of the holding company, CYBIRD Holdings.

2. Share Exchange Particulars

(1) Share Exchange Schedule

March 14, 2006	Fundamental agreement on business integration reached.
March 31,2006	Date set for CYBIRD regular shareholders' meeting.
April 28, 2006	Date set for JIMOS extraordinary shareholders' meeting
May 15, 2006	Conclusion of share exchange agreement.
June 29, 2006	Approval of share exchange agreement at CYBIRD regular shareholders' meetings (planned).
June 30, 2006	Approval of share exchange agreement at JIMOS extraordinary shareholders' meetings (planned).
Sept. 26, 2006	JIMOS shares delisted (planned).
Sept. 30, 2006	End of submission period for shares to be exchanged (planned).
Oct. 1, 2006	Share exchange date (planned)

(2) Share Exchange Ratios

1. The Proportion of Shares Exchanged

For shareholders of JIMOS listed in the shareholder and beneficial shareholder registers at the end of the day on which the shares are to be exchanged, CYBIRD will exchange 1.17 common shares for each JIMOS common share. However, there will be no exchange of CYBIRD shares for the 12,381 common shares of JIMOS currently held by CYBIRD.

2. Basis of Calculating Share Exchange

CYBIRD commissioned Nomura Securities Co., Ltd., and JIMOS engaged Mitsubishi UFJ Securities Co.,

Ltd., to independently determine a fair share exchange ratio. Based on the results of those calculations and discussions between CYBIRD and JIMOS, agreement was reached on the above ratios. If any change should occur in the fundamentals underlying the calculation adjustments will be decided by the two parties based on discussion.

3. The Method and Basis behind the Calculations of the Third Parties

Nomura Securities and Mitsubishi UFJ Securities conducted analysis using the average market price, comparisons of similar companies, and discounted cash flow. They determined share exchange ratios based on an overall consideration of their results.

(3) New Shares Issued by CYBIRD due to Share Exchange

Common shares: 57,545 shares

The above number of shares was determined based on a calculation using the number of common shares issued by JIMOS at March 31, 2006. This number could increase due to the exercise of stock options.

3. Outline of JIMOS CO., LTD.

Representative: Fujio Komura
Paid-in Capital: ¥1,176 million (At Dec. 31, 2005)
Head Office: 1-4-2 Tenjin, Chuo-ku, Fukuoka

1. Main Business

Direct marketing, wholesale, direct sales support services, and other businesses

2. Net Sales and Net Income (FY2005/6)

Net Sales: ¥12,641 million Net Income: ¥753 million

3. Assets, Shareholder's equity and Liabilities (June 30, 2005)

Assets: ¥6,960 million Liabilities: ¥1,874 million Shareholder's equity: ¥5,086 million

The Spin Off of CYBIRD's Operations Due to Corporate Split

The board of directors of CYBIRD decided in a meeting held on May 15, 2006 to convert the Company to a holding company after spinning out its existing operations into a newly established company. The effective date of the corporate split shall be October 2, 2006.

1. Purpose of Corporate Split

The purpose of the current corporate split, in which the existing operations of the Company will be spun off to a newly established company, is to allow the formation of a holding company of which the newly established company and JIMOS CO., LTD. (Head Office: Chuo-Ku, Fukuoka, Fukuoka Prefecture; President Fujio Komura) will become wholly owned subsidiaries.

On March 14, 2006, CYBIRD and JIMOS reached a fundamental agreement on integrating their businesses through a holding company structure with the goal of further expanding and diversifying their businesses and increasing earning capabilities. CYBIRD also concluded a share exchange agreement with JIMOS today based on which JIMOS will become a wholly owned subsidiary of the holding company on October 1, 2006.

2. Outline of Corporate Split

(1) Corporate Split Schedule

May 15, 2006	Board meeting to approve CYBIRD split plan
June 29, 2006	Approval of corporate split plan at regular shareholders' meeting (planned)
October 2, 2006	Registration date for corporate split (planned)

(2) Corporate Spit Process

On October 2, 2006, CYBIRD will spin off its business operations, which will be transferred to a newly established company that will succeed to those businesses.

(3) Stock Allotment

All the 7,000 common shares issued by the newly established company upon establishment will be allotted to CYBIRD, the company that transferred its operations to the newly established company.

(4) Rights and Obligations of the Newly Established Company Succeeding to CYBIRD's Businesses

As of the corporate split date, the newly established company will succeed to the asset, liabilities, contractual obligations, and other rights and obligations as defined in the separately included Corporate Split Plan.

3. Details of Businesses Being Spun Off

(1) Business of Businesses Being Spun Off

The newly established company will succeed to the following businesses

(i) Mobile Content Business
(ii) Marketing Solution Business
(iii) E-Commerce Business
(iv) Advertising
(v) All related businesses

(2) The Business Performance and Financial Position of the Businesses Being Spun Off

Sales ¥11,721 million (Performance figures are the unconsolidated figures for the fiscal year ended March 2005)

Assets ¥4,740 million (Performance figures are the unconsolidated figures for December 31, 2005)

6. Consolidated Financial Statements

6-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter FY ended March 31, 2006 As of March 31, 2006		4th Quarter FY ended March 31, 2005 As of March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
I Current assets:						
Cash and cash equivalents	**1,946,363**		3,468,402			
Bills and accounts receivable	**4,051,301**		3,341,895			
Marketable securities	**241,336**		50,000			
Inventories	**23,199**		62,733			
Deferred tax assets	**95,696**		165,156			
Others	**450,810**		144,548			
Allowance for doubtful accounts	**(29,905)**		(33,143)			
Total current assets	**6,778,802**	**35.8**	7,199,594	59.7	(420,792)	(5.8)
II Property and equipment:						
Tangible fixed assets:						
Leasehold improvements	**187,952**		212,754			
Others	**126,287**		78,361			
Total tangible fixed assets	**314,239**	**1.6**	291,116	2.4	23,123	7.9
Intangible fixed assets:						
Software	**692,842**		705,869			
Software in progress	**151,603**		201,772			
Goodwill	**6,157,484**		-			
Conso. adjustment accounts	-		328,922			
Others	**159,734**		4,661			
Total intangible fixed assets	**7,161,665**	**37.8**	1,241,225	10.3	5,920,439	477.0
Investment and other assets:						
Investment securities	**3,430,311**		2,680,857			
Deferred tax assets	**687,814**		220,337			
Deposit with landlord	**451,594**		374,769			
Others	**133,059**		62,321			
Allowance for doubtful accounts	-		(3,202)			
Total investment and other assets	**4,702,779**	**24.8**	3,335,083	27.6	1,367,696	41.0
Total property and equipment	**12,178,684**	**64.2**	4,867,424	40.3	7,311,259	150.2
Total	**18,957,486**	**100.0**	12,067,019	100.0	6,890,467	57.1

(Unit: Thousands of yen, Round down)

	4th Quarter FY ended March 31, 2006 As of March 31, 2006		4th Quarter FY ended March 31, 2005 As of March 31, 2005		Change	
	thousands of yen	**%**	thousands of yen	%	thousands of yen	%
Liabilities:						
I Current liabilities:						
Accounts payable	**1,597,519**		1,289,920			
Short-term debt	**140,006**		146,496			
Current portion of long-term debt	**104,741**		74,836			
Current portion of corporate bonds	**50,000**		50,000			
Accrued expenses	**2,870,721**		541,292			
Accrued income taxes	**295,156**		874,905			
Accrued consumption taxes	**40,774**		45,422			
Bonus payment reserve	**63,971**		142,815			
Others	**131,332**		108,282			
Total current liabilities	**5,294,222**	**28.0**	3,273,971	27.1	2,020,251	61.7
II Long-term liabilities:						
Corporate bonds	**379,477**		100,000			
Long-term debt	**112,237**		55,874			
Reserve for employee's retirement benefits	**22,327**		32,291			
Others	**1,511**		-			
Total Long-term liabilities	**515,553**	**2.7**	188,165	1.6	327,388	173.9
Total liabilities	**5,809,776**	**30.7**	3,462,136	28.7	2,347,639	67.8
Minority interests:						
Minority interests	**723,331**	**3.8**	506,632	4.2	216,698	42.7
Shareholders' Equity:						
I Common stock	**5,451,700**	**28.8**	3,267,415	27.1	2,184,285	66.8
II Additional paid-in capital	**5,508,395**	**29.1**	3,324,110	27.5	2,184,285	65.7
III Retained earnings	**1,450,860**	**7.6**	1,663,353	13.8	(212,493)	(12.7)
IV Unrealized gain in available-for-sale securities	**2,829**	**0.0**	(156,630)	(1.3)	159,459	-
V Foreign currency translation adjustments	**10,592**	**0.0**	-	-	10,592	-
Total shareholders' equity	**12,424,378**	**65.5**	8,098,249	67.1	4,326,129	53.4
Total	**18,957,486**	**100.0**	12,067,019	100.0	6,890,467	57.1

6-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)		4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	**4,445,698**	**100.0**	3,364,024	100.0	1,081,674	32.1
Cost of Sales	**2,501,137**	**56.3**	2,008,709	59.7	492,427	24.5
Gross Profit	**1,944,560**	**43.7**	1,355,314	40.3	589,246	43.4
Sales, general and administrative Expenses	**2,085,740**	**46.9**	1,021,034	30.4	1,064,706	104.2
Operating Income (Loss)	**(141,179)**	**(3.2)**	334,280	9.9	(475,460)	(142.2)
Non-operating income	**21,295**	**0.5**	4,565	0.1	16,729	366.4
Non-operating expenses	**29,935**	**0.7**	11,131	0.3	18,804	168.9
Ordinary Income (Loss)	**(149,820)**	**(3.4)**	327,714	9.7	(477,535)	(145.7)
Extraordinary profit	**-**	**-**	50,000	1.5	(50,000)	-
Extraordinary loss	**300,297**	**6.8**	135,225	4.0	165,071	122.1
Income Before Income (loss) Taxes and Minority Interests	**(450,118)**	**(10.1)**	242,489	7.2	(692,607)	-
Income Taxes	**109,420**	**2.5**	62,997	1.9	46,423	73.7
Prior year adjustments of income taxes	**(248,796)**	**(5.6)**	23,844	0.7	(272,640)	-
Gain (Loss) on minority interests	**(38,439)**	**(0.9)**	(8,957)	(0.3)	(29,481)	(329.1)
Net Income (Loss)	**(272,303)**	**(6.1)**	164,605	4.9	(436,908)	-

Sales by Operations

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)		4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	**2,948,794**	**66.3**	2,575,914	76.6	372,879	14.5
Marketing Solution Business	**883,694**	**19.9**	693,239	20.6	190,454	27.5
E-Commerce Business	**87,722**	**2.0**	96,424	2.9	(8,701)	(9.0)
Advertising Business	**51,854**	**1.2**	-	-	51,854	-
International Business	**473,632**	**10.6**	(1,554)	(0.1)	475,186	-
Total	**4,445,698**	**100.0**	3,364,024	100.0	1,081,674	32.2

Note) 1. Consumption tax is not included in the sum mentioned above.

6-3 Consolidated Statement of Retained Earnings (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	**5,483,621**	3,292,328
II Increase in additional paid-in capital		
1. Increase due to share issuance	**24,774**	31,781
III Balance at the end of period	**5,508,395**	3,324,110
Retained earnings:		
I Balance at the beginning of period	**1,723,163**	1,498,748
II Increase in retained earnings		
1. Net income gain (loss)	**(272,303)**	164,605
III Decrease in retained earnings		
1. Dividends payment	**-**	-
IV Balance at the end of period	**1,450,860**	1,663,353

6-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	(450,118)	242,489
Depreciation and amortization	287,308	74,664
Write-down of consolidation adjustment account	69,896	-
Restructuring expenses	(441)	45,905
Increase in bonus payment reserve	34,862	40,967
Increase (decrease) in allowance for doubtful accounts	(5,066)	867
Reduction in reserve for employees' retirement benefits	(1,396)	-
Interests and dividend earned	(7,976)	(420)
Interest expenses	27,600	27
Equity in net earnings (losses) of an affiliate	(2,282)	14,379
Proceeds from investment securities	-	(50,000)
Appraisal loss on investment securities	96,369	-
Loss on disposal of properties	5,562	-
Appraisal loss on properties	-	19,109
Gain (loss) on change of equity	27,970	(67,261)
Impairment of software	23,455	-
(Increase) decrease in accounts receivable	(490,769)	(375,755)
(Increase) decrease in inventories	59,648	(2,550)
Increase (decrease) in accounts payable	163,770	106,991
Increase (decrease) in accrued expenses	(816,222)	167,361
Others	296,029	116,436
Total	(681,798)	333,213
Interests and dividends received	7,484	822
Interest paid	(26,624)	(27)
Income tax paid	2,789	761
Cash flow from operating activities	(698,149)	334,770
Investing activities:		
Net increase (decrease) in fixed deposits	(501)	-
Expenditures for property and equipment	(30,701)	(6,308)
Expenditures for intangible fixed assets	(237,681)	(94,351)
Proceeds from intangible fixed assets	-	-
Expenditures for investment securities	(108,000)	(2,432,660)
Proceeds from investment securities	-	100,000
Expenditures for purchase of stocks of subsidiaries changing consolidation scope	565,077	(11,863)
Expenditures for sale of stocks of subsidiaries changing consolidation scope	(112,278)	-
Proceeds from investment securities	75,049	-
Expenditures for short-term lending	9,500	-
Proceeds from short-term lending	-	53,250
Expenditures for deposits with landlord	(24,012)	(400)
Proceeds from deposits with landlord	400	(5,684)
Others	(43,878)	(2,701)
Cash flow from investing activities	92,973	(2,400,719)
Financing activities:		
Proceeds from short-term debt	120,000	-
Repayment of short-term debt	(146,664)	-
Proceeds from long-term debt	-	-
Repayments of long-term debt	(34,817)	(624)
Proceeds from issuance of new bonds	319,224	-
Expenditure for corporate bond redemption	(25,000)	-
Proceeds from issuance of new shares	37,590	63,563
Proceeds from subscription for stock by minority shareholders	375,000	-
Dividends payment	(184)	(49)
Cash flow from financing activities	645,148	62,890
Foreign currency translation adjustment	1,098	40
Net increase (decrease) in cash and cash equivalents	41,070	(2,285,341)

Cash and cash equivalents at the beginning of period	1,656,865	5,530,462
Cash and cash equivalents at the end of period	1,697,936	3,253,984

7. Stock Information

7-1 Authorized Shares

824,988 shares (as of March 31, 2006)

7-2 Number of Shares Issued and Outstanding

230,767 shares (as of March 31, 2006)

7-3 Fully Diluted Shares

240,625 shares* (as of March 31, 2006)

*Including 9,858 potential shares from unexercised stock options

7-4 Number of Shareholders

18,947 (as of March 31, 2006)

7-5 Principal Shareholders (as of March 31, 2006)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Voting Rights
Kazutomo Robert Hori	26,854	11.63	-	-
RECRUIT Co., Ltd.	25,300	10.96	-	-
Omron Corporation	10,800	4.68	-	-
Yosuke Iwai	10,439	4.52	-	-
Raumuzu Co., Ltd.	7,543	3.26	-	-
Nippon Television Network Corporation	7,500	3.25	-	-
IMAGICA Corp.	7,050	3.05	-	-
Bayerische Vereinsbank AG customer account	7,000	3.03	-	-
Tomoo Tateishi	3,704	1.60	-	-
Daiwa Securities Co.,Ltd	3,120	1.35	-	-

7-6 Distribution of Shareholders (as of March 31, 2006)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	5	23	195	34	18,690	18,947
Shares owned (Shares)	0	2,085	8,053	67,460	10,884	142,285	230,767
Percentage of shares (%)	0.00	0.90	3.49	29.23	4.72	61.66	100.00

7-7 Specified Minority Shareholders' Interest (as of March 31, 2006)

111,310 shares (48.24%) *Total of 10 major shareholders' and remaining directors' interest

7-8 Floating Shares (as of March 31, 2006)

80,674 shares (34.96%) *Interest of shareholders holding less than 50 shares

7-9 Shares owned by Investment Trusts (as of March 31, 2006)

66 shares (0.03%)

7-10 Shares owned by Pension Funds (as of March 31, 2006)

3 shares (0.00%)

7-11 Shares owned by Directors (as of March 31, 2006)

39,293 shares (17.03%)

7-12 Shares Issued and Paid-in Capital (as of March 31, 2006)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30)	531	68,363	60,051	3,230,710	-2,363,965	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct.1-Dec.31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
March 31, 2005 (Jan. 1 -Mar. 31)	1,008	206,247	31,781	3,267,415	31,781	900,094	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
June 21, 2005	23,500	229,747	2,126,303	5,393,718	2,126,303	3,026,397	Third Party Allocation of Shares approved on June 1, 2005 by Board of Directors Issue Price ¥180,962, Capitalization ¥90,481 Excess over Par ¥90,481
June 30, 2005 (Apr.1-Jun.30)	54	229,801	2,472	5,396,191	2,472	3,028,870	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
September 30, 2005 (Jul. 1 -Sep. 30)	660	230,461	30,734	5,426,925	30,734	3,059,604	Exercise of Stock Option No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
December 31, 2005 (Oct. 1 -Dec. 31)	105	230,566	6,326	5,433,251	6,326	3,065,930	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787
March 31, 2006 (Jan. 1 -Mar. 31)	201	230,767	18,449	5,451,700	18,449	3,084,379	Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004.
Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

7-13 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000) (Note 1)
(2) Stock Option No.2 (Approved on May 31, 2000) (Note 2)
(3) Stock Option No.3 (Approved on June 28, 2001) (Note 3)
(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 4)
* Exercise Price	¥ 276,334	(Note 5)
* Exercise Period	From September 1, 2004 to August 31, 2008	

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 6)
* Exercise Price	¥ 550,723	(Note 7)
* Exercise Period	From September 1, 2005 to August 31, 2009	

(6) Stock Option No.6 (Approved on June 29, 2004)

* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	(Note 8)
* Exercise Price	¥ 172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	

(Note 1) Since the exercise period ended on February 28, 2005, this item has been omitted.
(Note 2) Since the exercise period ended on August 31, 2005, this item has been omitted.
(Note 3) Since there are no remaining unexercised stock options, this item has been omitted.
(Note 4) The number of potential but non-issued shares, as of March 31, 2006, was adjusted to 900 shares due to stock splits implemented on November 19, 2004, exercising stock option and the retirement of employees.
(Note 5) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.
(Note 6) The number of potential but non-issued shares, as of March 31, 2006, was adjusted to 4,446 shares due to stock splits implemented on November 19, 2004 and the retirement of employees.
(Note 7) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.
(Note 8) The number of potential but non-issued shares, as of March 31, 2006, was adjusted to 4,512 shares due to the retirement of employees.

7-14 Common Stock held in treasury

N/A

7-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

8. Others

8-1 Employees

(as of March 31, 2006)

	Mobile Content	Marketing Solution	Technology Department	International Business	Administrative Division (*1)	CYBIRD Total (*2)	C&T Mobile Support	AXISSOFT Corporation	PLUS MOBILE COMMUNICATIONS	Airborne Entertainment Inc.	Other
Number of Employees (persons)	117	27	71	1	46	262	163	84	6	102	1
Change from Previous year(persons)	2	12	27	(3)	12	50	(20)	84	6	102	1
Average Age	-	-	-	-	-	32.2	27.0	31.9	32.5	35.2	25.0
Average Length of Service (year)	-	-	-	-	-	2.2	0.9	4.1	0.4	1.8	0.3

(*1) The Administrative Division includes Internal Auditing department, and Corporate Strategy, Business Development, Corporate Investment, Corporate Finance, HR and Legal & Corporate Affairs divisions.

(*2) 4 employees of CYBIRD appointed as a director of subsidiaries and 7 employees seconded from CYBIRD to subsidiaries are not included in the number of CYBIRD employees. Furthermore, 4 employees seconded to a company outside the Group are included in the number of CYBIRD employees.

8-2 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

8-3 Primary Lender/ Bond (as of March 31, 2006)

(1) CYBIRD Co., Ltd.

N/A

(2) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	50,000
Total	50,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(3) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	190,000
Sumitomo Mitsui Banking Corporation	77,784
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	42,530
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	16,670
Total	356,984

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	60,000
No.2 Unsecured Corporate Bond	40,000
Total	100,000

(4) CYB INVESTMENT INC. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	4,807,619
Total	4,807,619

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

8-4 Board of Directors and Auditors

(as of March 31, 2006)

Title	Name	Charge / Principal Occupation
Chairman and CEO	Kazutomo Robert Hori	Director (part time) of JIMOS CO., LTD.
President and COO	Tatsuya Kato	
Executive Vice President	Kenichiro Nakajima	CSO
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure Director (part time) of C&T Mobile Support Co., Ltd.
Executive Vice President	Yosuke Iwai	President & CEO of CYB INVESTMENT INC. Director (part time) of Airborne Entertainment Inc.
Executive Vice President	Shin-ichiro Yamashita	President of GiGAFLOPS Japan Inc. Director (part time) of C&T Mobile Support Co., Ltd. Corporate auditor (part time) of PLUS MOBILE COMMUNICATIONS Co., Ltd. Director (part time) of AXISSOFT Corporation
Outside Director	Shogo Ikeuchi	Corporate Vice President of RECRUIT Co., Ltd. Director of RECRUIT Incubation Partners
Outside Director	Fujio Komura	President of JIMOS CO., LTD.
Outside Director	Hiroyuki Sawada	Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. President of Booz Allen Hamilton Inc. Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. , Corporate auditor (part time) of C&T Mobile Support Co., Ltd.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Shogo Ikeuchi, Fujio Komura and Hiroyuki Sawada meet the requirement of being outside directors as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 3) The following personnel changes were made in accordance with the full-scale implementation of an operating officer system, effective April 1, 2006

Name	New Title	Old Title
Kazutomo Robert Hori	Chairman and CEO	Chairman and CEO
Kenichiro Nakajima	Executive Vice President and CSO	Executive Vice President
Tatsuya Kato	Executive Vice President	President and COO
Toshiaki Kawata	President and COO	Vice President

8-5 Principal Contracts

Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
	"Subscription Fee Collection Service Contract" KDDI collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	April 20, 2000

Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
JIMOS CO., LTD.	"Fundamental Agreement on Integrating Businesses" (see note) CYBIRD and JIMOS CO., LTD., reached a fundamental agreement on integrating their businesses based on a share exchange agreement and a shift to a holding company organization using a corporate split.	March 14, 2006
AXISSOFT Corporation	"Basic Business Alliance Agreement" Comprehensive business alliance agreement covering cooperation in technology development fields for CYBIRD's Mobile Content and Marketing Solutions business and CYBIRD's acquisition of shares of AXISSOFT Corporation.	March 23, 2005
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005
cyber communications inc. / OPT Inc.	" Joint Venture Establishment Agreement" Agreement regarding the establishment and operation, etc., of PLUS MOBILE COMMMUNICATIONS Co., Ltd., a joint venture by cyber communications inc. and OPT Inc.	July 26, 2005

(Note) CYBIRD and JIMOS concluded 'Share Exchange Agreement' on May 15, 2006.

9. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

9-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone K. K. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	4th Quarter, FY ended March 2005	1st Quarter, FY ending March 2006	2nd Quarter, FY ending March 2006	3rd Quarter, FY ending March 2006	**4th Quarter, FY ended March 2006**
NTT DoCoMo	44.4%	44.8%	42.2%	40.4%	**38.2%**
KDDI	11.6%	12.1%	11.8%	11.5%	**10.8%**
Vodafone	10.9%	10.6%	9.8%	9.2%	**7.9%**
Others	33.1%	32.5%	36.2%	38.9%	**43.1%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

9-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

(3) Risks Related to New Business Start Ups including E-Commerce and Advertising Business

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. When new businesses are starting up, there are temporarily higher costs for labor, R&D, and capital investments that can put pressure on profits.

9-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

9-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of March 31, 2006)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	50	1,150	100.00
CYB INVESTMENT INC.	Delaware, USA	International Investment	1	4,807	10,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	Information Technology	6,534	-	6,023,455	85.00 (85.00)
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	Advertising Planning	60	-	1,200	60.00
AXISSOFT Corporation	Toshima-ku, Tokyo	Information Technology	575	-	1,644	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	38	-	775	48.74
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	Commerce	3,121	-	12,381	20.13

Notes:

1. CYBIRD's investment in CYB INVESTMENT INC. totaled US$10,000.00. The telegraphic transfer rate used at the time of investment was US$1=¥109.14.
2. Total investment in Airborne Entertainment Inc. amounted to US$60,000,000.00. The median telegraphic transfer rate of US$1=¥110.63 on June 30, 2005 was used to calculate the yen value. The agreement calls for payment in two stages, US$40,000,000.00 in June 2005 and US$20,000,000.00 in June 2006, through CYBIRD's local subsidiary in North America CYB INVESTMENT INC.
3. The figure in parentheses under CYBIRD's Stake indicates the amount of indirect stake.
4. The figure of CYBIRD's Stake for JIMOS CO., LTD. is mentioned the proportion of the number of Shares Issued (61,520) of JIMOS as of December 31, 2005 to the number of Shares Issued (12,381) as of March 31, 2006.

9-5 Risks Related to Subsidiaries and Affiliate

Airborne Entertainment Inc., PLUS MOBILE COMUNICATIONS Co., Ltd., AXISSOFT Corporation, DMOVE Co., Ltd. and JIMOS CO., LTD. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

9-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, ZAPPALLAS, Inc., G-mode Co., Ltd., GignoSystem. Japan, Inc., Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION, Excite Japan Co.,Ltd.
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc., Yahoo Japan Corporation, TOSE CO., LTD., Connect Technologies Corporation
E-Commerce Business	netprice, ltd., Xavel Inc.
Advertising Business	CA MOBILE, LTD.

9-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

9-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

9-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

9-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, Chairman and CEO, and other senior management staffs play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

9-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

9-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

9-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Sections 20 and 21 of the Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ Contact Information

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6111 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

Appendix

The Business Segments will be changed from the current fiscal year as follows.

※New Business Segments



<Former Segments (Until FY ended March 31, 2005)>
<New Segments (From FY ending March 31, 2006)>
Mobile Content Business (CYBIRD IP)
Marketing Solution Business
Revenue Share Sales (Other company's IP)
Commisioned & Operation Business
Customer Support Business
E-Commerce Business
International Business
Technology-Related Business
Mobile Content Business
Content Sales (CYBIRD IP)
Revenue Share Sales (Other company IP)
Marketing Solution Business
Commisioned & Operation Business
Customer Support Business
Technology-Related Business
E-Commerce Business
Advertising Business (New)
International Business

※Changes

1. Mobile Content Business
   - The revenue share sales from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business.

2. Marketing Solution Business
   - The e-commerce business are included in a new, independent segment, E-Commerce Business
   - Technology-Related Business are included in the marketing solution business.

3. Advertising Business
   - Established as a new segment

CYBIRD IP Content Services List

as of March 31, 2006

Operator	i-mode				EZweb				Vodafone				WILLCOM			
Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	06/01/00		CoolSound	¥315	11/01/00		CoolSound	¥105/¥315	12/04/00					
	TFM Chakushin Melody	¥105/¥315	12/03/01		TFM Chakushin Melody	¥105¥32 ¥315¥26	10/23/01		TFM Chakushin Melody	¥105/¥32 ¥315/¥26	09/03/01					
	Keigoe Tsukuro ♪	¥210	05/07/02		CoolSound Real	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03		Keigoe Tsukuro ♪	¥210	12/03/01					
	SOUL TRAIN	¥315	10/06/03		SOUL TRAIN	¥300	06/03/04		SOUL TRAIN	¥315	05/12/04					
	CoolSound Real	¥105/¥210/¥315	02/16/04		CoolSound Full		04/14/05		CoolSound Real	¥105	06/16/04					
					CoolSound RB	¥150/tune	07/28/05		CoolSound Full		08/17/05					
				5				6				6				0
Wallpaper / Screensaver	Cool Screen	¥105	02/01/00		@Chaku Kyara Club	¥100/¥200	02/01/00		Chaku Kyara!	¥105/¥210	12/10/99					
	Prinet	¥315	05/01/00		Prinet	¥315	09/20/00		Prinet	¥315	08/01/00					
	Chaku Kyara!	¥105/¥0	08/01/00		@Chaku Kyara Benri Tokei	¥210	07/12/01		Digital Tokoro-san 3D town	¥210	01/15/02					
	Machiuke Tsukuro ♪	¥210	10/02/00		Inuyasha	¥315	03/19/03		Chekira	¥210	12/02/02					
	ART☆Graphix α	¥210	01/26/01		DETECTIVE CONAN	¥210	07/03/03		3D Machiuke Johokyoku	¥210	12/01/02					
	Digital Tokoro-san	¥315	08/05/02		Ke-tai Hamtaro.com	¥315	11/20/03		Inuyasha	¥315	03/03/03					
	Thomas the Tank Engine	¥210/¥315	12/02/02		Thomas the Tank Engine	¥315	12/22/05		DETECTIVE CONAN	¥210	05/14/03					
	Sa-para	¥315	12/16/02		Cool Screen	¥315	01/26/06		Ke-tai Hamtaro.com	¥315	11/04/03					
	Inuyasha	¥315	03/17/03						Thomas the Tank Engine	¥315	01/18/06					
	DETECTIVE CONAN	¥210/¥0	04/21/03						Cool Screen	¥315	02/15/06					
	Ke-tai Hamtaro.com	¥315	11/04/03													
				11				8				10				0
Game	Robo☆Robo	¥315	05/01/00		Mini-game ☆ Tengoku! 50	¥315	08/16/01		R-TYPE	¥525	12/15/04		Kantan Game! Asobi-houdai		11/25/05	
	Kensho Puzzler	¥315	11/06/00		Kensho Puzzler	¥315	12/13/01		Kensho Puzzler	¥315	11/01/05					
	@Baka Games!	¥315/¥0	03/04/02		Robo☆Robo	¥315	12/19/02		PENTARIUM	¥525	02/01/06					
	Cybird Style	¥0	06/17/02													
	Game no Dendoo	¥315	11/05/02													
				5				3				3				1
Fortune-telling	Kagami Ryuji Renaeijutsu	¥210	12/01/99		Anata no Nedan? DX	¥210/¥52	07/05/01		Kagami Ryuji Renaeijutsu	¥210	12/10/99					
	Anata no Nedan?	¥105	08/01/00		Kagami Ryuji Renaeijutsu	¥210	07/10/01		Nandemo Shindan	¥315	12/10/99					
	Hosoki Kazuko	¥315	10/06/03		Super Kyosho Uranai	¥210	12/12/01		Mademoiselle Ai, Ai no Hoshiuranai	¥210	09/01/00					
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04		Hosoki Kazuko	¥315	12/04/03		Hosoki Kazuko	¥315	11/12/03					
					Ehara Hiroyuki Spiritual Message	¥315	01/13/05		Ehara Hiroyuki Spiritual Message	¥315	12/15/04					
				4				5				5				0
Others	Namiaru?	¥315	02/22/99		Tsuri-King	¥315	09/13/00		Mobile Takarazuka	¥315	11/01/01					
	Tsuri-King	¥315	05/01/00		Ge-sto!	¥0	10/03/00		Saikyo no Kaigai Joho	¥315	12/10/99					
	Wine-Wine	¥315	06/01/00		Sokko Eiga Kensaku	¥315	12/04/01		@AJA Renai Navi	¥315	09/01/00					
	Ge-sto!	¥0	02/01/00		@AJA	¥300	02/01/00		Tsuri-King	¥315	01/15/03					
	Sokko Eiga Kensaku	¥315/¥0	10/07/02		@AJA Mypage	¥210	11/15/00		ITmedia	¥315	03/03/03					
	Stardust WEB	¥315	02/01/00		@AJA Toukou Paradise	¥150	12/14/00		T2GO	¥0	10/01/03					
	Popteen-net	¥200	07/03/00		Cybird Style	¥0	10/23/02		Sokko Eiga Kensaku	¥315	12/01/03					
	Nadeshiko Tsushin	¥210	12/02/00		ITmedia	¥315	01/16/03		Namiaru?	¥315	04/14/04					
	Mobile Takarazuka	¥315/¥180/¥0	01/22/01		Namiaru?	¥315	03/19/03		CONAN Mobile Shop	¥0	05/14/04					
	Inu-Neko no Kimochi	¥210/¥0	01/04/00		Mobile Takarazuka	¥315	08/07/03		Stardust WEB	¥315	12/01/04					
	T2GO	¥0	09/06/04		Inu-Neko no Kimochi	¥210	01/15/04									
	ITmedia	¥315	12/02/02		T2GO	¥0	01/15/04									
	Albirex Niigata	¥315	03/06/06		Stardust WEB	¥315	12/02/04									
	Mr. Mario no Choi-Majutsu	¥315	03/20/06		PLUS MOBILE for Edy-Style	¥0	10/20/05									
				14				14				10				0
Sub Total				39				36				34				1
Grand Total																110

Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2006

English translation from the original Japanese-language document

May 25, 2006

CYBIRD Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori, Chairman and CEO
Contacts: Tomosada Yoshikawa, Executive Vice President

Listing: JASDAQ
Head office: Tokyo
Tel: +81-3-5785-6111

Date of Approval of Earnings Results by Board of Directors : May 25, 2006
Interim Dividend Plan : Applicable
Starting Date of Dividend Paying : June 30, 2006
Date of Ordinary Shareholders' Meeting : June 29, 2006
Adoption of Unit Stock System : Not applicable

1. Non-Consolidated Results of Operation, Fiscal Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Results of Operation (Round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
FY ended March 31, 2006	12,731 (8.6)	446 (-41.6)	763 (-1.4)
FY ended March 31, 2005	11,721 (23.5)	765 (78.0)	774 (72.4)

	Net Income	Earnings per Share	Earnings per Share (Diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	yen	%	%	%
FY ended March 31, 2006	379 (-74.4)	1,693.20	1,666.99	3.6	5.4	6.0
FY ended March 31, 2005	1,482 (-)	7,251.78	7,186.02	20.2	8.3	6.6

Note: 1. Average Number of Shares Issued : FY ended March 31, 2006 224,396 shares
FY ended March 31, 2005 204,398 shares
2. Change in Accounting Method : N/A
3. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with previous fiscal year.

(2) Dividends

	Annual Dividends per Stock			Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividend to Shareholders' Equity
		Interim	Annual			
	yen	yen	yen	Millions of yen	%	%
FY ended March 31, 2006	167.00	-	167.00	38	9.9	0.3
FY ended March 31, 2005	334.00	-	334.00	68	4.6	0.8

Note: 1. Breakdown of dividends for FY ended March 31, 2006 Ordinary cash dividend ¥167

(3) Financial Conditions (Round down)

	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	Millions of yen	%	yen
FY ended March 31, 2006	17,636	13,181	74.7	57,118.88
FY ended March 31, 2005	10,789	8,104	75.1	39,296.34

Note: 1. Number of Shares Issued as of the end of Fiscal Year : FY ended March 31, 2006 230,767 shares
: FY ended March 31, 2005 206,247 shares
2. Amount of Treasury Stock as of the End of Fiscal Year : FY ended March 31, 2006 Nil
: FY ended March 31, 2005 Nil

2. Earnings Forecasts for FY ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Net Sales	Ordinary Income	Net Income	Dividend per Share (Full Year)		
				Interim	Annual	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY ending March 31, 2007	14,400	700	400	-	167.00	167.00

Reference: Estimated Earnings per Share (Full Year) 1,733.35 yen

The above-mentioned earnings forecasts for FY ending March 31, 2007 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.